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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               FLOWERS FOODS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   343498 10 1
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                                 (CUSIP Number)

                               G. Anthony Campbell
                               1919 Flowers Circle
                           Thomasville, Georgia 31757
                                 (229) 226-9116
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 14, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 343498 10 1                                      PAGE  2  OF  6  PAGES
          --------------                                        ---    ---

  (1)    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Flowers Industries, Inc.

         58-0244940

         -------------------------------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a) [ ]
                                                                                 (b) [ ]

         -------------------------------------------------------------------------------------------

  (3)    SEC USE ONLY

         -------------------------------------------------------------------------------------------

  (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

         -------------------------------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

         -------------------------------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         GEORGIA

         -------------------------------------------------------------------------------------------

     NUMBER OF             (7)      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                     500
     OWNED BY
       EACH                -------------------------------------------------------------------------
     REPORTING
      PERSON               (8)      SHARED VOTING POWER
       WITH
                                    0
                           -------------------------------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    500

                           -------------------------------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    0

                           -------------------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500

         -------------------------------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
         (SEE INSTRUCTIONS)

         -------------------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100.0%

         -------------------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

         -------------------------------------------------------------------------------------------

                                  SCHEDULE 13-D

Item 1.           Security and Issuer:

                  Common Stock, $.01 par value

                  Flowers Foods, Inc.
                  1919 Flowers Circle
                  Thomasville, Georgia 31757

Item 2.           Identity and Background

         Name of Reporting Person:  Flowers Industries, Inc.

         State of Incorporation:    Georgia

         Principal Business:        Producer and marketer of frozen and
                                    non-frozen baked products

         Principal Office Address:  1919 Flowers Circle, Thomasville, Georgia
                                    31757

         The attached Schedule I is a list of the directors and executive officers of Flowers Industries which contains the following information with respect to each such person:

         (a)      name;

         (b)      business address;

         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (d)      citizenship.

         During the last five years, neither Flowers Industries nor, to the best of Flowers' knowledge, any executive officer or director of Flowers Industries:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


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

Item 3.           Source and Amount of Funds or other Consideration

         Flowers Industries, Inc. for consideration of $500, purchased from Flowers Foods, Inc. 500 shares of its common stock, par value $.01 per share. The funds for the purchase of common stock came from the working capital of Flowers Industries.

Item 4.           Purpose of Transaction

         Flowers Foods, Inc. was formed and all of its outstanding shares of common stock were purchased by Flowers Industries in connection with the planned merger of Flowers Industries, Inc. and a wholly owned subsidiary of Kellogg Company and the simultaneous spin-off of all the outstanding shares of Flowers Foods to Flowers Industries shareholders.

         On October 26, 2000, Flowers Industries and Kellogg Company entered into an Agreement and Plan of Restructuring and Merger by and among Flowers Industries, Kellogg Company and Kansas Merger Subsidiary, Inc. pursuant to which a wholly-owned subsidiary of Kellogg will merge with Flowers Industries. Flowers Industries, whose primary asset at the time of the merger will be its majority ownership in Keebler Foods Company, will survive the merger as a wholly-owned subsidiary of Kellogg. As a condition to the merger and pursuant to a Distribution Agreement dated October 26, 2000, by and between Flowers Industries and Flowers Foods, Flowers Industries has agreed to transfer its fresh and frozen bakery operations, and certain other corporate assets and liabilities, to Flowers Foods and virtually simultaneously with the merger Flowers Industries will distribute all of the outstanding shares of Flowers Foods common stock on a pro-rata basis to its shareholders.

Item 5.           Interest in Securities of the Issuer


         As of the date hereof, Flowers is deemed to beneficially own 500 shares of common stock of Flowers Foods, which represents 100% of the outstanding shares of common stock of Flowers Foods ("Common Stock"). Flowers Industries has the sole power to dispose of or direct the disposition of all 500 shares of Common Stock.


         No executive officer or director of Flowers Industries beneficially owns any shares of Common Stock nor have any transactions in the Common Stock been effected in the past 60 days by Flowers Industries or by any executive officer or director of Flowers Industries. In addition, no other person is known by Flowers Industries to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         See Item 4 above.


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

Item 7.           Material to be Filed as Exhibits

         2.1      Distribution Agreement by and between Flowers Industries, Inc.
                  and Flowers Foods, Inc., dated as of October 26, 2000
                  (incorporated by reference to exhibit 2.1 to Flowers
                  Industries, Inc. Current Report on Form 8-K dated November 6,
                  2000).

         2.2 Agreement and Plan of Restructuring and Merger dated as of October 26, 2000, among Flowers Industries, Inc., Kellogg
                  Company and Kansas Merger Subsidiary, Inc. (incorporated by reference to exhibit 2.2 to Flowers Industries, Inc. Current
                  Report on Form 8-K dated November 6, 2000).

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2001

                                          FLOWERS INDUSTRIES, INC.


                                          /s/ G. Anthony Campbell
                                          --------------------------------------
                                          Name: G. Anthony Campbell
                                          Title: Secretary and General Counsel


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

                                   SCHEDULE I

  NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE
          DIRECTORS AND EXECUTIVE OFFICERS OF FLOWERS INDUSTRIES, INC.

         The business address of each director and executive officer is 1919 Flowers Circle, Thomasville, Georgia 31757.


        NAME & ADDRESS                                   PRINCIPAL OCCUPATION                       CITIZENSHIP
        --------------                                   --------------------                       -----------

Amos R. McMullian..............              Chairman of the Board of Directors and Chief          United States
                                             Executive Officer of Flowers Industries, Inc.

Robert P. Crozer...............              Vice Chairman of the Board of Directors of            United States
                                             Flowers Industries, Inc.

G. Anthony Campbell............              Director, Secretary and General Counsel of            United States
                                             Flowers Industries, Inc.

Jimmy M. Woodward..............              Vice President and Chief Financial Officer of         United States
                                             Flowers Industries, Inc.

Edward L. Baker................              Chairman of the Board of Florida Rock                 United States
                                             Industries, Inc.; Chairman of the Board of
                                             Patriot Transportation Holding Company

Joe E. Beverly.................              Chairman of the Board of Commercial Bank,             United States
                                             Thomasville, Georgia

Franklin L. Burke..............              Private Investor                                      United States

Langdon S. Flowers.............              Retired Chairman of the Board of Flowers              United States
                                             Industries, Inc.

Joseph L. Lanier, Jr...........              Chairman of the Board and Chief Executive             United States
                                             Officer of Dan River, Inc.

J.V. Shields, Jr...............              Chairman of the Board and Chief Executive             United States
                                             Officer of Shields and Company; Chairman of the
                                             Board and Chief Executive Officer of Capital
                                             Management Associates, Inc.

Jackie M. Ward.................              Chairman of the Board of Computer Generation          United States
                                             Incorporated



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
C. Martin Wood, III............              Retired Chief Financial Officer of Flowers            United States
                                             Industries, Inc.

George E. Deese................              President and Chief Operating Officer, Flowers        United States
                                             Bakeries

Gary L. Harrison...............              President and Chief Operating Officer, Mrs.           United States
                                             Smith's Bakeries

Marta Jones Turner.............              Vice President of Communications and Investor         United States
                                             Relations of Flowers Industries, Inc.

                                  EXHIBIT INDEX

         2.1      Distribution Agreement by and between Flowers Industries, Inc.
                  and Flowers Foods, Inc., dated as of October 26, 2000
                  (incorporated by reference to exhibit 2.1 to Flowers
                  Industries, Inc. Current Report on Form 8-K dated November 6,
                  2000).

         2.2 Agreement and Plan of Restructuring and Merger dated as of October 26, 2000, among Flowers Industries, Inc., Kellogg
                  Company and Kansas Merger Subsidiary, Inc. (incorporated by reference to exhibit 2.2 to Flowers Industries, Inc. Current
                  Report on Form 8-K dated November 6, 2000).


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